EXHIBIT H

                         FORM OF FEDERAL REGISTER NOTICE

     New Century Energies, Inc. ("NCE"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal business address is at 1225 17th Street, Denver, Colorado 802-5533, Northern States Power Company ("NSP"), a public utility and holdings company exempt from registration pursuant to an order of the Securities and Exchange Commission (the "Commission") under Section 3(a)(2) of the Act, whose principal business address is at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and certain of their respective direct and indirect subsidiaries identified below have filed an Application/Declaration requesting authority under sections 6(a), 7, 9(a), 10, 12(b), 12(c), 32 and 33 of the Act and rules 43, 45, 46, 53 and 54 under the Act.

     NCE and NSP have previously filed with the Securities and Exchange Commission (the "Commission") an Application/Declaration on Form U-1, File No. 70-9539 (the "Merger Application") under the Act seeking approvals related to the proposed combination of NCE and NSP. Pursuant to an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), NCE will merge with and into NSP. NSP, as the surviving corporation, will change its name to Xcel Energy Inc. ("Xcel"). Also, as part of the Merger, NSP is expected to transfer its existing utility operations that are being conducted directly by NSP at the parent company level to a newly-formed, wholly-owned subsidiary ("New NSP") of Xcel.

     This Application seeks authority with respect to the financing arrangements, ongoing financings and other matters pertaining to Xcel and its subsidiaries after giving effect to the Merger. The Applicants include NCE's utility subsidiaries: Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company ("SPS"), and Cheyenne Light, Fuel and Power Company ("Cheyenne"), and certain of NCE's non-utility subsidiaries, including New
Century Services, Inc., NC Enterprises, Inc. ("NC Enterprises"), WestGas Interstate Inc., New Century International, Inc., e prime, inc., Utility Engineering Corporation, Quixx Corporation, The Planergy Group, Inc., New Century-Cadence, Inc., WYCO Development LLC, Natural Fuels Corporation, P.S.R. Investments, Inc., Green and Clear Lakes Company, 1480 Welton, Inc., and PS Colorado Credit Corporation ("PSCCC"). The Applicants also include NSP and its utility subsidiaries: New NSP, which will be formed in connection with the Merger, Northern States Power Company, a Wisconsin corporation ("NSP-W"), and certain of NSP's non-utility subsidiary companies including Viking Gas Transmission Company, NRG Energy, Inc., Energy Masters International, Inc., Seren Innovations, Inc., Ultra Power Technologies, Inc., Eloigne Company, NSP Financing I, First Midwest Auto Park, Inc., United Power and Land Company, Reddy Kilowatt Corporation and Nuclear Management Company .

     Presently pending before the Commission is NSP's application for approval to transfer the assets and operations of Black Mountain Gas Company ("BMG"), which currently operates as a division of NSP, to a subsidiary of NSP (File No. 70-09337). NSP's intent is to accomplish the transfer of such assets promptly upon receipt of the necessary regulatory approvals.

     As used herein, the term "Utility Subsidiaries" means each of the utility subsidiaries of NCE, New NSP, NSP-W and BMG. As used herein, the term "Non-Utility Subsidiaries" means each of the direct and indirect non-utility subsidiaries of NCE and NSP, including those identified above, and their respective subsidiaries, as well as any future direct or indirect non-utility subsidiaries of NCE, NSP or Xcel whose equity securities may be acquired in accordance with the Commission's authorization in this proceeding or in accordance with an exemption provided under the Act or rules thereunder. As used herein, the term "Subsidiaries" means the Utility Subsidiaries and the Non-Utility Subsidiaries collectively.

     Requested Approvals. The Applicants request authority for the period through December 31, 2004 ("Authorization Period"), unless otherwise noted, for
(i) external financings by Xcel, Cheyenne and BMG, (ii) intrasystem financing, including guarantees, between Xcel and certain of the Subsidiaries, and among certain of the Subsidiaries, (iii) Xcel and, to the extent not exempt under rule 52, the Subsidiaries to enter into hedging transactions for existing and anticipated debt in order to manage interest rate costs; (iv) the issuance by the Subsidiaries of types of securities not exempt under rules 45 and 52; (v) Xcel and the Subsidiaries to establish, guarantee the obligations of, and borrow the proceeds of the debt and preferred securities issued by, one or more financial entities ("Financing Subsidiaries"), (vi) Xcel and any direct or indirect subsidiary of Xcel to acquire the equity securities of one or more intermediate subsidiaries organized for the purpose of acquiring, financing, and holding the securities of one or more Non-Utility Subsidiaries and the reorganization thereof; (vii) Xcel and any direct or indirect subsidiary of Xcel to pay dividends out of capital and unearned surplus; and (viii) use of proceeds of financings to invest in EWGs and FUCOs.

     The proceeds from the financings will be used for general corporate purposes, including (1) investments by and capital expenditures of Xcel and its Subsidiaries, (2) the repayment, redemption, refunding or purchase by Xcel or any of its Subsidiaries of securities issued by such companies exempt under Rule 42, (3) working capital requirements of Xcel and its Subsidiaries, and (4) other lawful general purposes. Any use of proceeds to make investments in Rule 58 Subsidiaries will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation of Rule 53, as it may be modified by order of the Commission.

     In consideration for its purchase from PSCo of the stock of New Century International, Inc., which indirectly holds a 50% interest in Yorkshire Power Group Limited, NC Enterprises issued a note payable to PSCo for $292.6 million, representing the purchase price. It is expected that a new intermediate holding company will assume NC Enterprises' obligations to PSCo under that note. Among other uses of the proceeds of the financings proposed herein, Xcel plans to make advances or cash capital contributions to that new intermediate holding company to enable it to prepay that note in whole or in part to PSCo.

     By order dated April 7, 1999 (HCAR No. 27000), NCE and certain Subsidiaries were authorized to engage in, among other things, various external and intrasystem financing transactions through December 31, 2001 and by order dated February 26, 1999 (HCAR No. 26982), NCE was authorized to use proceeds of financing to invest in EWGs and FUCOs if the aggregate investment in EWGs and FUCOs does not exceed 100% of the system's consolidated retained earnings. These companies will relinquish the authority granted in those orders on the effective date of an order by the Commission in this proceeding approving the proposed transactions.

1.   Xcel External Financing

     A. Common Stock and Long-Term Debt of Xcel; Long-Term Debt and Preferred Securities of Financing Subsidiaries

     Xcel requests authority to issue and sell common stock and long-term debt securities during the Authorization Period, provided that the aggregate proceeds thereof, together with any long-term and preferred securities issued by Financing Subsidiaries established by Xcel (as described below), does not exceed $2.0 billion. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Xcel may also issue common stock in public or privately negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder.

     The long-term debt of Xcel (a) may be convertible into any other securities of Xcel, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party.

     Xcel will not, without further approval of the Commission, issue any long-term debt securities that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

     B.   Short-Term Debt

     The Applicants request authority to have outstanding at one time during the Authorization Period short-term debt in an aggregate principal amount of up to $1.5 billion. To provide financing for general corporate purposes, including working capital requirements and capital expenditures, Xcel may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Xcel also proposes to establish bank lines in an aggregate principal amount not to exceed the authorized amount of short-term debt. Loans under these lines will have a maturity date not more than one year from the date of each borrowing. Xcel may engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     C.   Other Securities

     Xcel also proposes to issue other types of securities from time to time as necessary or desirable in order to minimize financing costs or obtain new capital under then existing market conditions. The Applicants request the Commission to reserve jurisdiction over the issuance of securities other than the specific securities described above and undertakes to file a post- effective amendment in this proceeding which will describe the amount and terms of such securities and request a supplemental order authorizing the issuance thereof.

2.   Utility Subsidiary External Financing

     Rule 52 under the Act provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption.

     A.   Short-Term Debt of Cheyenne and BMG

     All securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the Wyoming Public Service Commission (the "Wyoming Commission"). Accordingly, Cheyenne requests authority to issue short-term debt in an aggregate amount at any one time outstanding not exceed $40 million. Cheyenne also proposes to engage in other short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     All securities of BMG, except for securities with maturities of more than 12 months, are approved by the Arizona Corporation Commission. Accordingly, authority is requested for BMG to issue short-term debt to one or more non-associate lenders in an aggregate principal amount of short-term debt to be outstanding at any one time during the Authorization Period not to exceed $40 million.

     Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Xcel, bank lines and debt securities issued under its indentures and note programs. Borrowings under bank lines and other borrowings shall have a maturity of not more than one year from the date of each borrowing.

     B.   Other Securities

         The Utility Subsidiaries have requested that the Commission reserve jurisdiction over the issuance of other types of securities with respect to which the exemption under Rule 52 would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Utility Subsidiary.

3.   Benefit Plans; Dividend Reinvestment Plan

     Xcel requests authority to issue an additional 30 million shares of common stock (subject to adjustment for stock splits) of Xcel from time to time through December 31, 2008 under its benefit plans and dividend reinvestment plan. Shares of Common Stock for use under Stock Plans may either be newly issued shares, treasury shares or shares purchased in the open market. Xcel may make open-market purchases of common stock or options in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Xcel may also acquire treasury shares through other open-market purchases.

4.   Nonutility Subsidiary External Financing

     The Applicants believe that, in almost all cases, financings by Non-Utility Subsidiaries will also be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of any other securities with respect to which the exemption under Rule 52(b) would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

5.   Intra-system Financing

     The Applicants request authority (i) for Xcel to finance certain of the Subsidiaries and certain of the Subsidiaries to finance other Subsidiaries and
(ii) Xcel and the Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of Subsidiaries as may be appropriate to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, in an aggregate amount not to exceed $2.5 billion outstanding at any one time during the Authorization Period. The $2.5 billion excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable.

     Intra-system financings would generally be in the form of cash capital contributions, open account advances, loans and/or capital stock purchases. Intra-system financings will provide funds for general corporate purposes and other working capital requirements, investments and capital expenditures. Xcel or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, Xcel's or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b).

     The Subsidiaries may issue and Xcel or other Subsidiaries may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. Xcel and the Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Subsidiary.

6.   Existing Financing Arrangements

     NCE and NSP each have existing financing arrangements that were or will be entered into prior to the Merger. They request authorization to extend such arrangements as discussed below.

     The NCE system has entered into various financing transactions based upon prior Commission orders. With respect to existing financing obligations by NCE itself, NCE will to the extent possible transfer such obligations to Xcel, and will count such obligations towards the applicable authorization limits requested herein as though Xcel itself had entered into such arrangements. With respect to the existing financing obligations and arrangements that NCE's subsidiaries have entered into and that they are able to retain post-Merger, such obligations and arrangements will be counted towards the applicable authorization limits requested herein.

     The Commission has previously approved the formation of NC Enterprises and its acquisition of the securities of certain of PSCo's and all of SPS's non-utility subsidiaries. With respect to the SPS direct subsidiaries, UE and Quixx, the Commission authorized their transfer through the sale by SPS of all of their outstanding common stock to NC Enterprises in exchange for a note for $119.1 million issued by NC Enterprises having a thirty-year maturity (the "SPS Note"). Applicants request authorization to transfer NC Enterprises' obligation under the SPS Note to a different entity within the Xcel system. Because the SPS Note has been specifically approved by the Commission, the outstanding balance under the SPS Note will not be counted towards the intra-system authorization limits requested herein.

     The Commission previously authorized PSCo to transfer NCE, which was previously a wholly-owned subsidiary of PSCo, to NC Enterprises in exchange for a note issued by NC Enterprises (the "PSCo Note"). Although the PSCo Note has a twenty-year maturity, it was initially anticipated that NC Enterprises would prepay the PSCo Note by year-end 1999 with funds obtained through capital contributions from NCE. The applicants in File No. 70-9193 committed that in the event that the PSCo Note was not prepaid on this schedule, they would notify the Commission of the new payment plan through the filing of a post-effective amendment. For a variety of reasons, the decision was made not to prepay the PSCo Note in its entirety on the originally contemplated timetable, although NC Enterprises has prepaid approximately one-third of the balance, reducing the principal balance to $192.6 million. Xcel International Group intends to prepay the PSCo Note by December 31, 2004 through internally generated funds, its own financings or through capital contributions from Xcel. Applicants commit to notify the Commission through a post-effective amendment if this plan changes. Xcel may use the proceeds from the financings authorized herein to make capital contributions to enable the prepayment of the PSCo Note by December 31, 2004.

     Applicants further request authority to transfer NC Enterprises' obligations under the note to a different entity in the Xcel system for the same reason specified above with respect to the SPS Note. Because the PSCo Note, like the SPS Note, has been specifically authorized by the Commission, the outstanding balance under the PSCo Note will not be counted towards the intra-system authorization limits requested herein.

     The Applicants request Commission authorization to maintain in place through the Authorization Period the existing financing arrangements of NSP and its Subsidiaries, and any other guarantees and other credit arrangements entered into by NSP and its subsidiaries prior to completion of the Merger and which remain in effect on the date the Merger is completed. All intra-company financings, and guarantees or other credit support arrangements with respect to obligations of the Subsidiaries will be included in the aggregate limits set forth above.

     NSP has entered into an Indenture dated as of January 30, 1997, as supplemented (the "NSP Indenture"), between NSP and Norwest Bank Minnesota, National Association pursuant to which NSP has issued Junior Subordinated Debentures to NSP Financing I which has in turn issued Trust Originated Preferred Securities to investors. Payments by NSP on account of the Junior Subordinated Debentures are used by NSP Financing I to make payments on account of the Trust Originated Preferred Securities. Amounts in respect of the Trust Originated Preferred Securities are guaranteed by NSP. Upon consummation of the Merger, the obligations under the Junior Subordinated Debentures will be assigned to New NSP, but Xcel will not be released from its liability thereon. Xcel requests Commission authorization to maintain in effect the above-described financing arrangement and to not include such obligations under the $2.0 billion investment limitation described above.

7.   Interest Hedge Transactions

     Xcel, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today s capital markets, such as interest rate swaps, caps, collars, floors, and structured notes, or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities.

     In addition, the Applicants request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the
"Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale (a "Forward Sale") on, (ii) the purchase of put options (a "Put Options Purchase") on, (iii) a Put Options Purchase in combination with the sale of call options (a "Zero Cost Collar") on, (iv) transactions involving the purchase or sale, including short sales, on or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges on, exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities, and/or any obligation of a U.S. government sponsored agency or instrumentality.

8.   Financing Subsidiaries

     The Applicants request authority for Xcel and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Xcel and the Subsidiaries through the issuance of debt or preferred securities to third parties and the loaning of the proceeds of such financings to Xcel or such Subsidiaries. The proceeds of any securities issuance by a Financing Subsidiary would be loaned, dividended or otherwise transferred to Xcel or the Subsidiary that established such Financing Subsidiary or to such other entity that they may designate. The proceeds of any securities issuances by a Financing Subsidiary would count against any applicable authorization limit of Xcel or a Subsidiary establishing such Financing Subsidiary as though Xcel or the Subsidiary had undertaken the issuance directly. Xcel or a Subsidiary may, if required, guarantee all or part of the obligations of any Financing Subsidiary under any securities issued by the Financing Subsidiary. Xcel or a Subsidiary also may enter into expense arrangements in respect of the obligations of any such Financing Subsidiary. However, the amount of any such guarantee by Xcel or a Subsidiary would not be counted against the authorization limit on intra-system financings and guaranties described above. Such Financing Subsidiaries would issue and sell securities to third parties pursuant to Rule 52.

9.   Intermediate Subsidiaries

     Xcel and its Subsidiaries propose to acquire the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries. The Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, the Applicants request authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities.

     Xcel may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries and/or Intermediate Subsidiaries through which it may hold investments in Non-Utility Subsidiaries, and activities and functions related to such investments, under one or more new Intermediate Subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued hereunder, the Applicants request any requisite authorization under the Act to accomplish such reorganizations from time to time.

10.  Payment of Dividends Out of Capital and Unearned Surplus

     Xcel also proposes, on behalf of its direct or indirect Rule 58 Subsidiaries and Non-Utility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

11.  EWGs and FUCOs

     Xcel hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of an EWG or FUCO in compliance with Rule 53(a)(1) such that Xcel's aggregate investment at any one time during the period covered by this Application, including any such guarantees of the obligations of an EWG or FUCO at that time outstanding, will not exceed 100% of its "consolidated retained earnings," as defined in Rule 53(a)(1)(ii).

     Under the Merger Agreement and as noted previously, NCE will merge with and into NSP and NSP will change its name to Xcel. Upon consummation of the Merger, Xcel will own indirect interests in EWGs and FUCOs. Aggregate investment in these entities by Xcel, on a pro forma basis taking into account the Merger, as of December 31, 1999 is approximately $2.2 billion or 42% of Xcel's consolidated retained earnings, as defined in Rule 53.